Exhibit 21.1
List of Subsidiaries
as of December 31, 2006

Name	State of Incorporation

CTI Billing Solutions Inc.	Delaware

CTI Delaware Holdings Inc.	Delaware

CTI Data Solutions (USA) Inc.	Delaware

Centillion Data Systems LLC.	Delaware

XC, LLC.	Indiana

Name	Country of Incorporation

CTI Data Solutions Ltd.	United Kingdom

CTI Billing Solutions Ltd.	United Kingdom

Ryder Systems Ltd.	United Kingdom

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